10 New Bond Street

Worcester, Massachusetts

01606 USA

Tel: 508.854.1628

800.628.7528

Fax: 508-854-1753

www.thermoenergy.com

www.castion.com

May 15, 2012

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	ThermoEnergy Corporation

Item 4.02 Form 8-K

Filed April 13, 2012

File no. 33-46104-FW

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), I am writing in response to the comments made in a letter to me dated April 18, 2012 from Rufus Decker, Accounting Branch Chief (the “Comment Letter”). The responses of the Company to the Staff’s comments are set forth below following the comments:

Item 4.02 Form 8-K filed April 13, 2012

1.	Please amend your Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 to reflect the restatements to your financial statements, or tell us why you believe that an amendment to each quarterly report is not appropriate.

The Company has included in its consolidated financial statements for the year ended December 31, 2011, filed with its Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”) on May 14, 2012, a footnote (“Note 3. Restatement and Condensed Quarterly Financial Information (Unaudited)”) (the “Restatement Footnote”) which restates the Company’s unaudited interim consolidated financial statements for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011 and provides detailed disclosure regarding the errors and deficiencies giving rise to the need for restatement. An Explanatory Note at the beginning of the 10-K directs investors’ attention to the restatements set forth in the Restatement Footnote and alerts investors to the fact that the financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 should not be relied on. Further, in Item 7 of the 10-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations), the Company discusses, in a section entitled “Restatement of Financial Statements,” the errors and deficiencies that gave rise to the need to restate the unaudited interim consolidated financial statements and directs investors’ attention to the Restatement Footnote. Because all of the information that would have been restated in amended Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 has been set forth in the Restatement Footnote, with comprehensive presentation and disclosure of the restatement, the Company believes that the need to amend the Forms 10-Q has been obviated.

Securities and Exchange Commission

May 15, 2012

While acknowledging that the errors giving rise to the Company’s determination that the interim consolidated financial statements contained in our Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 should no longer be relied upon are quantitatively significant to each of the respective interim periods, the Company believes that qualitative factors exist which, taken in combination, make amendment of previously filed Forms 10-Q unnecessary for the following reasons.

1.          The Restatement Footnote is clearly captioned as addressing the restatement of unaudited interim financial statements identified by date and provides investors with the relevant information necessary to understand the effects of the restatement on each quarterly period.

2.          The Company’s Forms 10-Q for the first three quarters of 2012 will provide investors with detailed restatement presentation and disclosure of the effects on the 2011 interim consolidated financial statements for purposes of period-to-period comparison.

3.          The accounting errors in the 2011 interim consolidated financial statements did not relate to the Company’s cash position, revenues or loss from operations for any of the periods in which such errors occurred.

4.          Because the accounting errors in the 2011 interim consolidated financial statements were largely offsetting, the understatement of loss in the quarter ended March 31, 2011, paired with the overstatement of losses in the following two quarters, resulted in a net overstatement of loss to common stockholders of only $0.7 million for the nine-month period ended September 30, 2011.

Because the Company has generated a net loss from operations in every period since its inception, the Company believes that its investors primarily focus on the Company’s long term prospects and not on quarter-to-quarter fluctuations. Further, the Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 clearly and correctly disclosed the Company’s cash position at the end of each interim period, and the Company believes that its investors are not as focused on non-cash elements of the Company’s financial statements, which were the subject of the restatement. This assertion is supported and evidenced by the fact that, after the Company filed its Form 8-K containing Item 4.02(a) disclosure, the market price of the Company’s common stock did not go down and has remained stable in the days since such filing. The Company believes this market reaction indicates that investors in the Company’s common stock did not consider the non-cash accounting errors involved to be material.

Securities and Exchange Commission

May 15, 2012

The Company believes that, taken together, the foregoing factors indicate that the disclosure made by the Company in the Restatement Footnote, together with the prospective restatement of 2011 quarterly interim financial information in the Company’s 2012 Forms 10-Q, will provide investors with all the relevant financial information necessary to make informed investment decisions about the Company.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We trust that the Staff will find that our response to the Comment Letter satisfactorily addresses the Staff’s comments.

Sincerely,

/s/ Teodor Klowan, Jr.

Teodor Klowan, Jr. CPA

Chief Financial Officer